Exhibit. 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated May 6, 2014, relating to the combined balance sheets of the health care business (“Health Care Business”), a wholly owned business of Kimberly-Clark Corporation (“Kimberly-Clark”), as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, invested equity, and cash flows for each of the three years in the period ended December 31, 2013 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the financial statements from the separate records maintained by the Health Care Business and Kimberly-Clark and certain expense allocations from Kimberly-Clark corporate functions) appearing in the Form 10 of Halyard Health, Inc.

/s/ Deloitte & Touche LLP

Dallas, Texas

October 31, 2014